As filed with the Securities and Exchange Commission on May 25, 2007
                                                         Registration No. 333  -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                   -----------

                                  GROUPE DANONE
   (Exact name of issuer of deposited securities as specified in its charter)

                                   -----------

                                       N/A
                   (Translation of issuer's name into English)

                                   -----------

                             The Republic of France
            (Jurisdiction of incorporation or organization of issuer)

                          -----------------------------
                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                   -----------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   -----------

                             The Dannon Company Inc.
                               100 Hillside Avenue
                          White Plains, New York 10603
                                 (914) 872-8400
   (Address, including zip code, and telephone number, including area code, of agent for service)

                          -----------------------------

                                   Copies to:

          Robert C. Treuhold, Esq.              Patricia Brigantic, Esq.
            Sami Toutounji, Esq.                     Citibank, N.A.
          Shearman & Sterling LLP           388 Greenwich Street, 17th Floor
              114, avenue des                   New York, New York 10013
              Champs-Elysees
           75008 Paris, France

                          -----------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X| immediately upon filing.
                                          |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

                           --------------------------

                                          CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
                                                                        Proposed Maximum       Proposed Maximum         Amount of
    Title of Each Class of                          Amount to be         Aggregate Price           Aggregate          Registration
 Securities to be Registered                         Registered             Per Unit*          Offering Price**            Fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing  One-fifth (1/5) of One
Ordinary Share in bearer form,
nominal value 0.50 (euro) of Groupe
Danone.                                             40,000,000                $5.00                2,000,000.00            $61.40
------------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.
--------------------------------------------------------------------------------

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Face of Receipt - Paragraph (7);
              securities                                           Reverse of Receipt  - Paragraphs (12)
                                                                   and (13).

       (iii)  The collection and distribution of dividends         Face of Receipt - Paragraph (4);
                                                                   Reverse of Receipt - Paragraphs (11) and
                                                                   (12).

       (iv)   The transmission of notices, reports and proxy
              soliciting material                                  Reverse of Receipt - Paragraphs (13), (14) and (15).

       (v)    The sale or exercise of rights                       Face of Receipt - Paragraph (4);
                                                                   Reverse of Receipt - Paragraphs (11)
                                                                   and (12).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (11) and (12) and
                                                                   (14).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (20) and (21) (no
              agreement                                            provision for extensions).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (viii) Rights of holders of Receipts to inspect the         Reverse of Receipt - Paragraph (15).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (5)
              the underlying securities                            and  (7).

       (x)    Limitation upon the liability of the Depositary      Reverse of Receipt - Paragraph (17).

Item 1.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (10).

      Groupe Danone is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located 100 F. Street, N.E., Washington, D.C. 20549 and the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a)(i) Amended and Restated Deposit Agreement, dated as of November 19, 1997, by and among Groupe Danone (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder) ("Deposit Agreement"). -- Filed herewith as Exhibit (a)(i).

      (a)(ii) Deposit Agreement, dated as of December 3, 1990, by and among the Company, the Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder ("Deposit Agreement"). -- Previously filed.

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of November 19, 1997 (the "Deposit Agreement") by and among Groupe Danone, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of May 2007.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement, dated as of
                                    November 19, 1997, under which the American
                                    Depositary Shares evidenced by American
                                    Depositary Receipts registered hereunder are to be issued, each American Depositary Share representing One-fifth (1/5) of One Ordinary Share, in bearer form, nominal value 0.50
                                    (euro) per Share, of Groupe Danone.


                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Brian Teitelbaum
                                        ----------------------------------------
                                    Name: Brian Teitelbaum
                                    Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Groupe Danone certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on May 25, 2007.

                                    GROUPE DANONE


                                    By: /s/ Franck RIBOUD
                                        ----------------------------------------
                                    Name: FranckRIBOUD
                                    Title: Chairman and Chief Executive Officer
                                           and Director

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Franck Riboud to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement on Form F-6, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 25, 2007.

Name                                 Title
----                                 -----


/s/ Franck Riboud                    Chairman and Chief Executive Officer and
----------------------------         Director
Franck Riboud


/s/ Antoine Giscard d'Estaing        Principal Financial Officer/ Principal
----------------------------         Accounting Officer/Controller
Antoine Giscard d'Estaing


/s/ Jacques Vincent                  Director
----------------------------
Jacques Vincent


/s/ Bruno Bonnell                    Director
----------------------------
Bruno Bonnell


                                     Director
----------------------------
Michel David-Weill

Name                                 Title
----                                 -----


/s/ Emmanuel Faber                   Director
-----------------------------
Emmanuel Faber


/s/ Richard Goblet d'Alviella        Director
-----------------------------
Richard Goblet d'Alviella


/s/ Naomasa Tsuritani                Director
-----------------------------
Naomasa Tsuritani


/s/ Bernard Hours                    Director
-----------------------------
Bernard Hours


/s/ Christian Laubie                 Director
-----------------------------
Christian Laubie


/s/ Jean Laurent                     Director
-----------------------------
Jean Laurent


                                     Director
-----------------------------
Hakan Mogren


/s/ Jacques Nahmias                  Director
-----------------------------
Jacques Nahmias


/s/ Benoit Potier                    Director
-----------------------------
Benoit Potier


The Dannon Company Inc.,             Authorized Representative in the U.S.


/s/ Juan Carlos Dalto
-----------------------------
Juan Carlos Dalto

                                Index to Exhibits

                                                               Sequentially
Exhibit           Document                                     Numbered Page
-------           --------                                     -------------

(a)(i)            Amended and Restated Deposit Agreement,
                  dated as of November 19, 1997.

(d)               Opinion of counsel to the Depositary

(e)               Certification under Rule 466